September 7, 2007

Mail Stop 4561

Paul Demirdjian
Chief Executive Officer
Jagged Peak, Inc.
13577 Feather Sound Dr., Suite 330
Clearwater, FL 33762

RE: **Jagged Peak, Inc.**
Amendment 1 to Form SB-2
Filed August 6, 2007
File number 333-142099

Form 10-QSB for the Three Months Ended June 29, 2007
Filed August 10, 2007
File number 0-0-31715

Dear Mr. Demirdjian:

We have reviewed your amended Form SB-2 and your response letter and have the following comments in that regard.

Amendment 1 to Form SB-1
Selling Securityholders, page 11

1. Please disclose the origin of the additional 50,000 shares to be sold by Scott R. Griffith and Jesse B. Shelmire, as disclosed in the table on page 13.

Financial Statements, page 41

2. Please update the financial statements and related disclosure to include the three month period ended on June 29, 2007.

Form 10-QSB/A
Item 3. Controls and Procedures

3. Please see Item 308(c) of Regulation S-B which states, in part, that the issuer must disclose any change in the internal control over financial reporting "that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting." We note that you confirmed

that there were no material changes to report in the Form 10-KSB. Please also confirm this for the Form 10-QSB for the three months ended June 29, 2007 and also confirm that you will conform the language in future reports to that required by Item 308(c) of Regulation S-B.

Certifications

4. Please see Release 33-8238 dated June 5, 2003. Although you are currently not subject to Items 308(a) and (b) of Regulation S-B, you include the introduction to paragraph 4 of the Certifications language stating that the certifying officer is responsible for establishing and maintaining internal control over financial reporting. You also include paragraph 4(b) in the Certifications. However, it does not appear that the certifying officers evaluated these controls or reached a conclusion regarding their effectiveness. Until the company is subject to the reporting requirements of Item 308(a) and (b) of Regulation S-B, please consider modifying paragraph 4 of the Certifications as contemplated by the referenced release.

Please contact Hugh Fuller at (202) 551-3853 if you have any questions or require assistance. If you then require further assistance please contact me at (202) 551-3462 with any other questions. You may also contact Barbara C. Jacobs, the Assistant Director, at (202) 551-3730, should you thereafter require further assistance.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

CC: Gregory C. Yadley
       Shumaker, Loop & Kendrick, L.L.P.
       Bank of America Plaza, Suite 2800
       101 East Kennedy Boulevard
       Tampa, FL 33672
       Facsimile number: (813) 229-1660